Schedule 13G
                     First United Bank & Trust


Item 1(a)	Name of Issuer:

		First United Corporation

Item 1(b)	Address of Issuer's Principal Executive Offices:

		19 South Second Street
		Oakland, Maryland 21550

Item 2(a)	Name of Person Filing:

		First United Bank & Trust

Item 2(b)	Address of Principal Business Office or if none, Residence:

		19 South Second Street
		Oakland, Maryland 21550

Item 2(c)	Citizenship:

		Bank

Item 2(d)	Title of Class of Securities:

		Common Stock, par value $.01 per share

Item 2(e)	CUSIP Number:

		33741H107

Item 3		If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b),
		check whether the person filing is a:

		(a)	[  ]	Broker or Dealer registered under Section 15 of the Act

		(b)	[X]	Bank as defined in Section 3(a) (6) of the Act

(c)       [  ]	Insurance Company as defined in Section 3(a) (19) of the Act


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(d)       [  ]	Investment Company registered under Section 8 of the
	Investment Company Act

(e)       [  ]	Investment Adviser registered under Section 203 of the
	Investment Advisers Act of 1940

(f)       [  ]	Employee Benefit Plan, Pension Fund which is subject to the
provisions of the Employee Retirement Income Security Act of 1974 or Endowment fund; see 240.13d-a(b)(1)(ii)(F)

(g)       [  ]	Parent Holding Company, in accordance with
				240.13d-1(b)(ii)(G)     (Note: See Item 7)

		(h)	[  ]	Group, in accordance with 240.13d-1(b)(1)(ii)(H)


Item 4		Ownership:

If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-a(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire:

(a) Amount Beneficially Owned:

698,462 Shares

(b) Percent of Class:

11.48%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote
698,462 Shares
(ii) shared power to vote or to direct the vote

(iii) sole power to dispose or to direct the disposition of 657,990 Shares
(iv) shared power to dispose or to direct the disposition of



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Item 5		Ownership of Five Percent or Less of a Class

		Not Applicable

Item 6		Ownership of More than Five Percent on Behalf of Another Person

   The shares of First united Corporation stock listed in Item 4 are owned by the Trust Depatment of First United Bank & Trust, as Trustee for 185 fiduciary accounts. First United Bank & Trust had, as of December 31, 1999, sole voting rights on 698,462 shares and shared no voting rights. It had as of December 31, 1999, the sole right to dispose of 657,990 shares and no shared rights to dispose of any shares. First United Bank & Trust has no right to retain dividends from such shares for its own account, nor does it have the power to direct receipt of such dividends (except in certain cases to beneficiaries or grantors of accounts). First United Bank & Trust has no right to retain the proceeds from the sale of such securities for its own account, nor does it have the power to direct the receipt of such proceeds ( execpt in certain cases to beneficiaries or grantors of the accounts). All of the account holders are persons unrelated to the officers or directors of First United Corporation.

Item 7 Identification and Classification of the Subsidiary Which Acquried the Security being reported on by the Parent Holding Company.

         Not Applicable

Item 8   Identification and Classification of Members of Group.

         Not Applicable

Item 9   Notice of Dissolution of Group.

         Not Applicable

Item 10  Certification.

         Not Applicable

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After reasonable inquiry and to the best of my knowlegle and belief, I certify that the information set forth in this statement is true, complete and accurate.

February 28, 2000
Date

William B. Grant
Signiture

William B. Grant       Chairman of the Board and CEO
Name & Title

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